Exhibit 99.1

CARDIOL THERAPEUTICS INC.
CONDENSED INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED
JUNE 30, 2021
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED)

Cardiol Therapeutics Inc.
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)
Unaudited
	As at June 30, 2021	As at December 31, 2020
ASSETS
Current assets
Cash and cash equivalents (note 3)	$32,719,238	$14,025,187
Accounts receivable	113,524	5,793
Other receivables	570,660	214,130
Prepaid expenses (note 12)	2,173,208	347,808
Prepaid inventory (note 11(iv))	339,051	339,051
Inventory	-	17,968
Total current assets	35,915,681	14,949,937
Non-current assets
Property and equipment (note 4)	412,535	479,554
Intangible assets (note 6)	421,468	463,690
Total assets	$36,749,684	$15,893,181
EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 12)	$2,874,803	$2,466,262
Current portion of lease liability (note 5)	52,203	51,915
Total current liabilities	2,927,006	2,518,177
Non-current liabilities
Lease liability (note 5)	85,255	104,651
Total liabilities	3,012,261	2,622,828
Equity (deficiency)
Share capital (note 7)	85,526,589	51,923,471
Warrants (note 9)	5,090,206	4,460,728
Contributed surplus (note 8)	10,471,038	8,765,773
Deficit	(67,350,410)	(51,879,619)
Total equity (deficiency)	33,737,423	13,270,353
Total equity (deficiency) and liabilities	$36,749,684	$15,893,181
The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.
Commitments (notes 6 and 11)
Subsequent event (note 14)
Approved on behalf of the Board:
“David Elsley”, Director	“Guillermo Torre-Amione”, Director

Cardiol Therapeutics Inc.
Condensed Interim Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)
Unaudited
	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Revenue
Sales	$78,760	$-	$78,760	$-
Operating expenses (note 12)
Administration	$1,427,133	$714,185	$2,846,721	$1,393,730
Depreciation of property and equipment (note 4)	33,510	36,337	67,019	71,580
Amortization of intangible assets (note 6)	21,111	21,111	42,222	42,222
Corporate communications, marketing and investor relations	1,561,943	216,865	3,140,622	664,237
Research and development	1,899,860	818,059	4,509,065	1,402,312
Salaries and benefits	591,869	648,861	1,722,078	1,160,392
Transfer agent and regulatory	139,990	58,386	186,607	107,608
Share-based compensation (note 8)	826,653	1,070,188	2,967,945	1,818,881
Loss before other income (expenses)	(6,423,309)	(3,583,992)	(15,403,519)	(6,660,962)
Interest income	25,480	13,904	42,304	33,692
Gain (loss) on foreign exchange	(163,114)	(54,430)	(109,576)	46,707
Other income	-	-	-	7,398
Net loss and comprehensive loss for the period	$(6,560,943)	$(3,624,518)	$(15,470,791)	$(6,573,165)
Basic and diluted net loss per share (note 10)	$(0.16)	$(0.13)	$(0.41)	$(0.24)
Weighted average number of common shares outstanding	40,057,578	27,856,029	37,346,482	26,866,895
The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

Cardiol Therapeutics Inc.
Condensed Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
Unaudited
	Six Months Ended June 30, 2021	Six Months Ended June 30, 2021
Operating activities
Net loss and other comprehensive loss for the period	$(15,470,791)	$(6,573,165)
Adjustments for:
Depreciation of property and equipment	67,019	71,580
Amortization of intangible assets	42,222	42,222
Share-based compensation	2,967,945	1,818,881
Accretion on lease liability	6,850	8,478
Shares for services	1,092,257	20,742
Research and development expenses to be settled through warrant exercise	-	32,032
Changes in non-cash working capital items:
Accounts receivable	(107,731)	3,730
Other receivables	(356,530)	747,966
Prepaid expenses	(1,825,400)	(477,521)
Inventory	17,968	191,819
Accounts payable and accrued liabilities	408,541	499,367
Net cash used in operating activities	(13,157,650)	(3,613,869)
Investing activities
Purchase of property and equipment	-	(20,102)
Net cash used in investing activities	-	(20,102)
Financing activities
Issuance of units	22,003,200	17,250,000
Share issuance costs	(1,378,225)	(1,113,684)
Issuance of warrants, net of issuance costs	8,147	-
Proceeds from stock options exercised	2,708,249	-
Proceeds from warrants exercised	8,536,288	-
Payment of lease liability	(25,958)	(24,516)
Net cash provided by financing activities	31,851,701	16,111,800
Net change in cash and cash equivalents	18,694,051	12,477,829
Cash and cash equivalents, beginning of period	14,025,187	6,956,203
Cash and cash equivalents, end of period	$32,719,238	$19,434,032
The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

Cardiol Therapeutics Inc.
Condensed Interim Statements of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars)
Unaudited
	Share capital		Warrants	Contributed surplus	Deficit	Total
	Number	Amount
Balance, December 31, 2019	25,877,686	$39,413,506	$1,731,250	$4,765,965	$(31,238,684)	$14,672,037
Issuance of units	6,900,000	13,446,249	3,803,751	-	-	17,250,000
Share issuance costs	-	(1,263,357)	149,673	-	-	(1,113,684)
Fair value of warrants expired	-	-	(35,144)	35,144	-	-
Share-based compensation	-	-	-	1,818,881	-	1,818,881
Shares for services	6,914	20,742	-	-	-	20,742
Fair value of warrants earned	-	-	32,032	-	-	32,032
Net loss and comprehensive loss for the period	-	-	-	-	(6,573,165)	(6,573,165)
Balance, June 30, 2020	32,784,600	$51,617,140	$5,681,562	$6,619,990	$(37,811,849)	$26,106,843

Balance, December 31, 2020	32,860,291	$51,923,471	$4,460,728	$8,765,773	$(51,879,619)	$13,270,353
Issuance of units	6,112,000	18,211,000	3,792,200	-	-	22,003,200
Issuance of warrants, net of issuance costs	-	-	8,147	-	-	8,147
Share issuance costs	-	(1,140,691)	(237,534)	-	-	(1,378,225)
Options exercised	956,666	2,708,249	-	-	-	2,708,249
Fair value of options exercised	-	1,262,680	-	(1,262,680)
Warrants exercised	2,672,987	8,391,527	144,761			8,536,288
Fair value of warrants exercised	-	3,078,096	(3,078,096)	-	-	-
Shares for services	344,650	1,092,257	-	-	-	1,092,257
Share-based compensation	-	-		2,967,945		2,967,945
Net loss and comprehensive loss for the period	-		-	-	(15,470,791)	(15,470,791)
Balance, June 30, 2021	42,946,594	$85,526,589	$5,090,206	$10,471,038	$(67,350,410)	$33,737,423
The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2021
(Expressed in Canadian Dollars)
Unaudited

1.
Nature of operations

Cardiol Therapeutics Inc. (the “Company”) was incorporated under the laws of the Province of Ontario on January 19, 2017. The Company’s registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.
The Corporation is a clinical-stage biotechnology company focused on the research and clinical development of anti- inflammatory therapies for the treatment of cardiovascular disease (“CVD”). The Corporation recently received approval from the U.S. Food and Drug Administration (the “FDA”) for its Investigational New Drug (“IND”) application to commence a Phase II/III, double-blind, placebo-controlled clinical trial investigating the efficacy and safety of its lead product, CardiolRx™, in hospitalized COVID-19 patients with a prior history of, or risk factors for, CVD. CardiolRx is an ultra-pure, high concentration cannabidiol oral formulation that is pharmaceutically produced, manufactured under cGMP, and is THC free (<10 ppm).
Cardiol is planning a Phase II international trial of CardiolRx in acute myocarditis, a condition caused by inflammation in heart tissue, which remains the most common cause of sudden cardiac death in people less than 35 years of age and is developing a subcutaneous formulation of CardiolRx for the treatment of inflammation in the heart that is associated with the development and progression of heart failure.
On December 20, 2018, the Company completed its initial public offering (the “IPO”) on the Toronto Stock Exchange (the “TSX”). As a result, the Company’s common shares commenced trading on that date on the TSX under the symbol “CRDL”, and on May 12, 2021, warrants commenced trading under the symbol “CRDL.WT.A”. On May 30, 2019, the Company also began trading on the OTCQX Best Market (“OTCQX”) under the symbol “CRTPF”. On August 10, 2021, the Company’s common shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CRDL”. Concurrent with the listing on the Nasdaq, the common shares ceased to be quoted on the OTCQX.
2.
Significant accounting policies

Statement of compliance
The Company applies International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations by IFRIC.
The policies applied in these unaudited condensed interim financial statements are based on IFRSs issued and outstanding as of August 10, 2021, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim financial statements as compared with the most recent annual financial statements as at and for the year ended December 31, 2020. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2021, could result in restatement of these unaudited condensed interim financial statements.

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2021
(Expressed in Canadian Dollars)
Unaudited

3.
Cash and cash equivalents

Cash and cash equivalents include a cashable Guaranteed Investment Certificate totaling $61,506 earning interest of 0.1% per annum and maturing on December 4, 2021 (December 31, 2020 - cashable Guaranteed Investment Certificate totaling $61,506 earning interest of 0.1% per annum and maturing on December 4, 2021). The Guaranteed Investment Certificate may be redeemed prior to maturity without penalty.
4.
Property and equipment

Cost	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2019	$200,319	$116,578	$234,772	$52,917	$55,772	$660,358
Additions	-	6,480	2,476	12,799	18,847	40,602
Balance, December 31, 2020	200,319	123,058	237,248	$65,716	$74,619	$700,960
Balance, June 30, 2021	$200,319	$123,058	$237,248	$65,716	$74,619	$700,960
Accumulated Depreciation	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2019	$23,373	$23,996	$4,192	$3,816	$20,934	$76,311
Depreciation for the year	40,068	29,056	50,840	11,828	13,303	145,095
Balance, December 31, 2020	$63,441	$53,052	$55,032	$15,644	$34,237	$221,406
Depreciation for the period	20,034	10,501	25,420	5,007	6,057	67,019
Balance, June 30, 2021	$83,475	$63,553	$80,452	$20,651	$40,294	$288,425
Carrying value	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2020	$136,878	$70,006	$182,216$	50,072	$40,382	$479,554
Balance, June 30, 2021	$116,844	$59,505	$156,796$	45,065	$34,325	$412,535

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2021
(Expressed in Canadian Dollars)
Unaudited

5.
Lease liability

Carrying Value
Balance, December 31, 2019	$190,752
Repayments	(50,472)
Accretion	16,286
Balance, December 31, 2020	$156,566
Repayments	(25,958)
Accretion	6,850
Balance, June 30, 2021	$137,458
Current portion	52,203
Long-term portion	$85,255
(i) When measuring the lease liability for the property lease that was classified as an operating lease, the Company discounted the lease payments using its incremental borrowing rate. The property lease expires on May 31, 2024 and the lease payments were discounted with a 9% interest rate.
6.
Intangible assets

Cost	Exclusive global license agreement
Balance, December 31, 2019, December 31, 2020, and June 30, 2021	$767,228
Accumulated Amortization	Exclusive global license agreement

Balance, December 31, 2019	$219,094
Amortization for the year	84,444
Balance, December 31, 2020	$303,538
Amortization for the period	42,222
Balance, June 30, 2021	$345,760
Carrying Value	Exclusive global license agreement
Balance, December 31, 2020	$463,690
Balance, June 30, 2021	$421,468
Exclusive global agreement (“Meros License Agreement”)
In 2017, the Company was granted by Meros Polymers Inc. (“Meros”) the sole, exclusive, irrevocable license to patented nanotechnologies for use with any drugs to diagnose, or treat, cardiovascular disease, cardiopulmonary disease, and cardiac arrhythmias. Meros is focused on the advancement of nanotechnologies developed at the University of Alberta.

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2021
(Expressed in Canadian Dollars)
Unaudited

6.
Intangible assets (continued)

Under the Meros License Agreement, Cardiol agreed to certain milestones and milestone payments, including the following: (i) payment of $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the licensed technologies; (ii) payment of $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the licensed technologies; (iii) $1,000,000 upon receiving regulatory approval from the FDA for any therapeutic and/or prophylactic treatment incorporating the licensed technologies. Cardiol also agreed to pay Meros the following royalties:
(a) 5% of worldwide proceeds of net sales of the licensed technologies containing cannabinoids, excluding non-royalty sub-license income in (b) below, that Cardiol receives from human and animal disease indications and derivatives as outlined in the Meros License Agreement;
(b) 7% of any non-royalty sub-license income that Cardiol receives from human and animal disease indications and derivatives for licensed technologies containing cannabinoids as outlined in the Meros License Agreement;
(c) 3.7% of worldwide proceeds of net sales that Cardiol receives from the licensed technology in relation to human and animal cardiovascular and/or cardiopulmonary disease, heart failure, and/or cardiac arrhythmia diagnosis and/or treatments using the drugs, excluding cannabinoids included in (a) above, outlined in the Meros License Agreement; and
(d) 5% of any non-royalty sub-license income that Cardiol receives in relation to any human and animal heart disease, heart failure and/or arrhythmias indications, excluding cannabinoids included in (b) above, as outlined in the Meros License Agreement.
In addition, as part of the consideration under the Meros License Agreement, Cardiol (i) issued to Meros 1,020,000 common shares; and (ii) issued to Meros 1,020,000 special warrants convertible automatically into common shares for no additional consideration upon the first patient being enrolled in a Phase 1 clinical trial using the licensed technologies as described in the Meros License Agreement.
7.
Share capital

a) Authorized share capital
The authorized share capital consisted of unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2021
(Expressed in Canadian Dollars)
Unaudited

7.
Share capital (continued)

b) Common shares issued
	Number of common shares	Amount
Balance, December 31, 2019	25,877,686	$39,413,506
Issuance of units (ii)	6,900,000	17,250,000
Shares for services (i)	6,914	20,742
Share issuance costs (ii)	-	(1,263,357)
Fair value of warrants (note 9)	-	(3,803,751)
Balance, June 30, 2020	32,784,600	$51,617,140
Balance, December 31, 2020	32,860,291	$51,923,471
Shares for services (iii)	344,650	1,092,257
Issuance of units (iv)	6,112,000	22,003,200
Fair value of warrants (iv)	-	(3,792,200)
Stock options exercised (note 8)	956,666	2,708,249
Fair value of stock options exercised (note 8)	-	1,262,680
Warrants exercised (note 9)	2,672,987	8,391,527
Fair value of warrants exercised (note 9)	-	3,078,096
Share issuance cost (iv)	-	(1,140,691)
Balance, June 30, 2021	42,946,594	$85,526,589
(i) March 30, 2020, the Company issued 6,914 common shares, with a fair value of $20,742, in exchange for $28,140 of services rendered. The valuation was based on the fair value of the shares issued. As a result, the Company recorded other income of $7,398.
(ii) On June 4, 2020, the Company completed its short form prospectus offering by issuing 6,900,000 common share units at $2.50 per unit for gross proceeds of $17,250,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of $3.25 per share for a period of two years from closing, subject to accelerated expiry if, at any time, the volume weighted average trading price of the common shares is equal to or greater than $4.50 for any 10 consecutive trading day period.
The fair value of $3,803,751 was assigned to the 3,450,000 warrants issued as part of the units based on as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model, using the following assumptions: a risk-free interest rate of 0.32%; an expected volatility factor of 85%; an expected dividend yield of 0%; and an expected life of 2 years.
The underwriters were paid cash fees of $735,000 and 294,000 compensation warrants. Each compensation warrant entitles the holder to acquire one additional common share unit of the Company at $2.50 for a period of 24 months from closing. The grant date fair value of $507,059 was assigned to the compensation warrants issued as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model, using the following assumptions: a risk-free interest rate of 0.32%; an expected volatility factor of 85%; an expected dividend yield of 0%; and an expected life of 2 years.

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2021
(Expressed in Canadian Dollars)
Unaudited

7.
Share capital (continued)

(iii) During the six months ended June 30, 2021, the Company issued the following shares for services: January 11, 2021, the Company issued 12,054 common shares with a fair value of $33,750; January 27, 2021, the Company issued 2,500 common shares with a fair value of $7,975; March 8, 2021, the Company issued 106,618 common shares with a fair value of $441,400; March 19, 2021, the Company issued 37,000 common shares with a fair value of $166,500; March 31, 2021, the Company issued 2,478 common shares with a fair value of $11,250; April 12, 2021, the Company issued 53,500 common shares with a fair value of $228,980 and 100,000 restricted common shares that contain service-based conditions and vest 1/4 on each of September 29, 2021, March 29, 2022, September 29, 2022 and March 29, 2023. The grant date fair value of these shares is equal to $428,000, of which $113,102 has been expensed; and May 19, 2021, the Company issued 30,500 common shares with a fair value of $89,300. The fair value of the shares were determined to be equal to the value of the services rendered.
(iv) On May 12, 2021, the Company completed its short form base shelf prospectus offering by issuing 6,112,000 common share units at $3.60 per unit for gross proceeds of $22,003,200, as well as an additional 433,400 warrants at $0.02 per warrant for $8,668. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of $4.60 per share for a period of three years from closing. The underwriters were paid cash fees of $1,025,590.
The fair value of $3,792,200 was assigned to the 3,056,000 warrants issued as part of the units based on as estimated by using a fair value market technique incorporating the Black-Scholes option pricing model, using the following assumptions: a risk-free interest rate of 0.53%; an expected volatility factor of 81%; an expected dividend yield of 0%; and an expected life of 3 years.
8.
Share-based payments

The Company has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Company’s issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2021
(Expressed in Canadian Dollars)
Unaudited

8.
Share-based payments (continued)

(a) Stock Options
	Number of stock options	Weighted average exercise price ($)
Balance, December 31, 2019	1,760,000	$4.68
Issued	659,300	2.77
Expired	(100,000)	5.34
Balance, June 30, 2020	2,319,300	$4.11
Balance, December 31, 2020	2,861,300	$3.78
Issued	1,646,666	4.78
Expired	(90,000)	2.84
Exercised	(956,666)	2.83
Balance, June 30, 2021	3,461,300	$4.41
At the grant date, the fair value stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:
	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Fair value of stock options at grant date	$2.25	$1.44
Share price	$4.31	$2.77
Exercise price	$4.31	$2.77
Risk-free interest rate	0.44%	0.48%
Expected volatility	88%	90%
Expected life in years	2.91	2.42
Expected dividend yield	Nil	Nil

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2021
(Expressed in Canadian Dollars)
Unaudited

8.
Share-based payments (continued)

(a) Stock Options (continued)
The following table reflects the actual stock options issued and outstanding as of June 30, 2021:
Expiry date	Exercise price ($)	Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
June 22, 2022	2.58	0.98	83,334	83,334
February 8, 2023	4.56	1.61	416,666	416,666
February 18, 2023	4.80	1.64	560,000	327,500
February 22, 2023	4.46	1.65	130,000	55,000
October 15, 2024	3.23	3.30	110,000	36,667
December 2, 2024	4.08	3.43	60,000	20,000
December 5, 2024	3.69	3.44	60,000	45,000
February 23, 2025	3.54	3.65	86,300	86,300
August 16, 2025	5.00	4.13	200,000	200,000
August 19, 2025	2.12	4.14	100,000	-
August 30, 2025	5.00	4.17	580,000	423,330
October 7, 2025	2.90	4.27	35,000	-
December 2, 2025	2.59	4.43	130,000	-
January 2, 2026	4.30	4.51	150,000	150,000
January 24, 2026	5.34	4.57	60,000	40,000
March 29, 2026	4.51	4.75	400,000	-
April 1, 2026	5.77	4.76	140,000	93,333
April 4, 2026	5.42	4.76	60,000	40,000
May 12, 2026	3.00	4.87	100,000	-
	4.41	3.36	3,461,300	2,017,130

9.
Warrants

	Number of warrants	Amount
Balance, December 31, 2019	4,212,026	$1,731,250
Issued (note 7 (ii))	3,744,000	3,953,424
Expired	(13,482)	(35,144)
Earned (i)	-	32,032
Balance, June 30, 2020	7,942,544	$5,681,562
Balance, December 31, 2020	4,521,604	$4,460,728
Issued (ii), (note 7 (iv))	3,590,013	3,707,574
Exercised	(2,672,987)	(3,078,096)
Balance, June 30, 2021	5,438,630	$5,090,206
(i) During the six months ended June 30, 2020, 8,008 warrants with a fair value of $32,032 were earned pursuant to the Caro Development Agreement (see note 11 (iii)).

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2021
(Expressed in Canadian Dollars)
Unaudited

9.
Warrants (continued)

(ii) 100,613 warrants with a fair value of $144,761 carrying an exercise price of $3.25 and expiry date of June 4, 2022, are included in this amount as a result of the exercise of 201,227 warrants carrying a price of $2.50. For 84,613 of the warrants, a grant date fair value of $113,036 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: expected dividend yield of 0%; risk-free rate of 0.15%; expected life of 1.39 years; and an expected volatility of 85%. For 10,000 of the warrants, a grant date fair value of $19,274 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: expected dividend yield of 0%; risk-free rate of 0.16%; expected life of 1.32 years; and an expected volatility of 86%. For 6,000 of the warrants, a grant date fair value of $12,451 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: expected dividend yield of 0%; risk-free rate of 0.19%; expected life of 1.27 years; and an expected volatility of 83%.
The following table reflects the actual warrants issued and outstanding as of June 30, 2021, excluding 1,020,000 special warrants convertible automatically into common shares for no additional consideration in accordance with the original escrow release terms as described in the Meros License Agreement (see note 6):
Expiry date	Exercise price ($)	Remaining contractual life (years)	Warrants exercisable
June 4, 2022	3.25	0.93	1,070,048
June 4, 2022 (1)	2.50	0.93	55,182
August 31, 2022	4.00	1.14	824,000
May 12, 2024	4.60	2.87	3,489,400
	4.11	2.21	5,438,630
(1) Exercisable into one common share and one-half of one common share purchase warrant. Each additional whole warrant is exercisable into one common share at the price of $3.25 per share until June 4, 2022.
10.
Loss per share

For the three and six months ended June 30, 2021, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $6,560,943 and $15,470,791, respectively (three and six months ended June 30, 2020 — $3,624,518 and $6,573,165, respectively) and the weighted average number of common shares outstanding of 40,057,578 and 37,346,482, respectively (three and six months ended June 30, 2020 — 27,856,029 and 26,866,895, respectively). Diluted loss per share did not include the effect of stock options and warrants as they are anti-dilutive.

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2021
(Expressed in Canadian Dollars)
Unaudited

11.
Commitments

(i) The Company has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:
	Base rent	Variable rent	Total
2021	$25,957	$25,923	$51,880
2022	53,934	51,846	105,780
2023	55,376	51,846	107,222
2024	23,073	21,603	44,676
	$158,340	$151,218	$309,558
(ii) The Company has signed various agreements with consultants to provide services. Under the agreements, the Company has the following remaining commitments.
2021	$873,577
2022	33,049
906,626
(iii) Cardiol entered into a development agreement (the “Caro Development Agreement”) with the Clinical Academic Research Organization, S.A. DE C.V. (“Caro”) dated August 28, 2018, for the further research and development of proprietary drug formulations for the treatment of heart failure. Caro is a Mexican corporation dedicated to providing clinical and scientific experimentation and consulting, as well as performing development activities by itself or through third-party providers.
Pursuant to the terms of the Caro Development Agreement, Caro will provide scientific experimentation, research activities, medical drug development activities, and medical drug formulation and discovery to Cardiol (the “Development Activities”), as set out in a development plan (the “Development Plan”). Under the Caro Development Agreement, Caro may also engage third-party providers of development activities in support of the Development Plan, which is anticipated to be limited to third-party vendors of materials.
Pursuant to the terms of the Caro Development Agreement, Cardiol will immediately upon execution of the Caro Development Agreement allot and set aside 824,000 Common Shares of Cardiol, and issue to Caro 824,000 warrants (the “Caro Compensation Warrants”), each warrant having the following qualifications: (i) an expiry date of August 31, 2022, or such earlier date as may be specified by a relevant stock exchange; (ii) an exercise price of $4 per share (to be settled through the issuance of invoices by Caro); and (iii) each of the Caro Compensation Warrants entitles Caro to purchase one Common Share of Cardiol for the exercise price. Cardiol also further agreed to pay Caro US$400,000 in cash (paid).
Pursuant to the terms of the Caro Development Agreement, both Cardiol and Caro may terminate the Caro Development Agreement if either party believes in good faith that the continued performance of the Development Activities may be commercially unwise, jeopardize safety, or otherwise be unethical or illegal. However, if Caro terminates the Caro Development Agreement for any reason except breach of contract by Cardiol, or terminates the development activities under the contract prior to achievement of all milestones in the Development Plan, then any unexercised Caro Compensation Warrants that are not related to Development Activities and milestones in the Development Plan that have been attained up to the time of termination of the Caro Development Agreement shall be deemed terminated as of the time of termination of the Caro Development Agreement.

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2021
(Expressed in Canadian Dollars)
Unaudited

11.
Commitments (continued)

Further, if Cardiol terminates the Caro Development Agreement for any reason (including breach of contract by Caro), or requires Caro to terminate the Development Activities prior to achievement of all milestones in the Development Plan, then the Caro Compensation Warrants issued to Caro that can be invoiced for the CARO Development Activities completed up to the time of termination shall be considered to have been earned notwithstanding such termination.
The CARO Compensation Warrants that cannot be exercised (because invoices for CARO Development Activities not completed cannot be issued) will be deemed terminated, null and void as of termination.
(iv) Cardiol entered into an exclusive supply agreement (the “Exclusive Supply Agreement”) with Noramco, Inc. (“Noramco”) dated September 28, 2018, as amended on December 7, 2018, December 11, 2018, July 2, 2019 and September 11, 2019, and November 12, 2019 pursuant to which Noramco will be the exclusive supplier of pharmaceutical cannabidiol for Cardiol, provided Noramco is able to meet Cardiol’s supply requirements.
During the period, the Exclusive Supply Agreement was assigned to Purisys, LLC (“Purisys”), an affiliate of Noramco headquartered in Athens, Georgia. This assignment had no impact on Cardiol’s rights under the Exclusive Supply Agreement.
Pursuant to the terms of the Exclusive Supply Agreement, Cardiol paid a non-refundable payment of US$3,000,000 (the “Exclusivity Payment”). The Exclusivity Payment represents a prepayment for inventory and is being credited towards purchases.
Effective upon entering into a supply agreement with Shoppers Drug Mart Inc. on March 16, 2020, Purisys shall not sell pharmaceutical cannabidiol to any third party for use in the production of products sold to retail pharmacies in Canada and Mexico, such as Shoppers Drug Mart Inc. Notwithstanding this restriction, Purisys shall have the right to sell pharmaceutical cannabidiol to third parties outside Canada for use in products that are approved as prescription medicines by the Therapeutic Products Directorate of Health Canada for delivery into Canada.
The Exclusive Supply Agreement expires on December 31, 2038, subject to certain renewal provisions.
(v) Pursuant to the terms of agreements with various other contract research organizations, the Company is committed for contract research services for 2021 at a cost of approximately $1,211,377.
12.
Related party transactions

(a) The Company entered into the following transactions with related parties:
(i) Included in research and development expense is $186,937 and $780,736 for the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 - $181,763 and $420,120) paid to a company related to a director. As at June 30, 2021, $639,436 (December 31, 2020 - $505,195) was owed to this company and this amount was included in accounts payable and accrued liabilities, and $nil (December 31, 2020 - $1,470) was paid to this company and was included in prepaid expenses.

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2021
(Expressed in Canadian Dollars)
Unaudited

12.
Related party transactions (continued)

(b) Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Remuneration of directors and key management personnel of the Company, except as noted in (a) above, was as follows:
	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months E nded June 30, 2021	Six Months Ended June 30, 2020
Salaries and benefits	602,769	511,213	$1,435,888	$802,588
Share-based payments	300,293	146,578	453,648	369,201
	903,062	657,791	$1,889,536	$1,171,789
As at June 30, 2021, $25,461 (December 31, 2020 - $190,940) was owed to key management personnel and this amount was included in accounts payable and accrued liabilities.
13.
Uncertainty due to COVID-19

The recent novel coronavirus (COVID-19) pandemic has impacted and could further impact our expected timelines, operations, and the operations of our third-party suppliers, manufacturers, and CROs as a result of quarantines, facility closures, travel and logistics restrictions, and other limitations in connection with the outbreak. While we expect this to be temporary, there is uncertainty around its duration and its broader impact. The Company has not experienced any adverse material affects as at June 30, 2021.
14.
Subsequent event

On August 10, 2021, the Company’s common shares commenced trading on the Nasdaq Capital Market under the symbol “CRDL”. Concurrent with the listing on the Nasdaq, the common shares ceased to be quoted on the OTCQX.